EXHIBIT 12

ARAMARK CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (A)

(In thousands)

	Fiscal Year Ended
	October 2, 1998		October 1, 1999		September 29, 2000		September 28, 2001		September 27, 2002
Income before income taxes and minority interest	$215,772		$239,413		$271,780		$286,215		$423,608
Fixed charges, excluding capitalized interest	169,997		188,184		204,676		215,092		197,381
Other, net	(2,063)		(3,845)		(3,109)		(4,156)		(7,494)

Earnings, as adjusted	$383,706		$423,752		$473,347		$497,151		$613,495

Interest expense	$122,681		$139,829		$149,430		$157,412		$138,282
Capitalized interest	3		412		624		818		323
Portion of operating lease rentals representative of interest factor	47,316		48,355		55,246		57,680		59,099

Fixed charges	$170,000		$188,596		$205,300		$215,910		$197,704

Ratio of earnings to fixed charges	2.3	x	2.2	x	2.3	x	2.3	x	3.1	x

(A) For the purpose of determining the ratio of earnings to fixed charges, earnings include pre-tax income plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on all indebtedness (including capitalized interest) plus that portion of operating lease rentals representative of the interest factor (deemed to be one-third of operating lease rentals).

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